9440 Santa Monica Blvd. Suite 620
Beverly Hills, CA 90210
310 275-9933

February 15, 2011

Via Federal Express
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	POW! Entertainment, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed February 1, 2011
File No. 000-52414

Dear Mr. Webb:

We are responding to your letter dated February 10, 2011 (the “February Comment Letter”) regarding the above-referenced filing.  Four copies of this letter are enclosed for your convenience.  The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the February Comment Letter.

General

Registration Statement cover page

1.	We will remove references to staff comments in our filings with the Commission.

Item 1 Business, page 2

2.
The Company has no interest in “SLG Entertainment, LLC”. However, SLG Entertainment LLC is a member of Guardian Media Entertainment LLC (“GME”), the entity which is promoting the “Guardian Project” and the Company has a licensing agreement with GME.  Thus far, the Guardian Project has, in conjunction with the National Hockey League, developed 30 superheroes, along with background stories (one for each team) and plans to promote these characters and stories via a number of media.  The Company considers the “Guardian Project” to be “in development”. Although the “Guardian Project” may produce some revenues for the Company in the future, since the Company does not control the process, like other of the Company’s “in development” projects, the Company is unable to indicate with much any certainty if or when the project will be produced, if and when it will produce revenues or the amount of any such revenues.  The Guardian Project is not currently generating any revenue for the Company and the Company does not believe that it is likely to generate revenue for the Company during 2011 and, therefore, that no additional disclosure is necessary.

Securities and Exchange Commission
February 15, 2011

The Company’s Strategy, page 3

3.
When we say that our business model results in “relatively low overhead costs” we are indicating that the lion’s share of costs of any project in this industry is in the form of paying for writers, actors, directors and production costs, which in our model are the responsibility of other parties.  The Company’s overhead basically consists of its employees, office space and related office equipment.  The increase in operating expenses to which you refer reflect the increased costs of becoming a reporting company, non-cash charges relating to options and warrants and payment of salaries which had been artificially low before the transactions with the Disney affiliates enabled the Company to support higher salaries. So, for example, the “Guardian Project” referred to in item 2 above is one where the Company’s personnel create one or more characters, with in that case related stories, and then have other parties incur the significant production, marketing and distribution costs, while the Company’s personnel turn their attention to other ideas.

December 31, 2009 Financial Statements, page 1

Notes to Consolidated Financial Statement, page 6

1. Organization and Summary of Significant Accounting Policies, page 6
Revenue Recognition, page 7

4.
We believe some of the confusion results from the amendment to the Silver Creek agreement that was effective January 1, 2010. The financial statements for year-end 2009 reflect only the $550,000 in advances which through year-end 2009 were recoupable to Silver Creek.  For 2010, those $550,000 in advances continue to be treated as advances since they are recoupable.  Effective January 1, 2010, an additional $700,000 per annum was to be paid to the Company for Silver Creek’s “first look” right with no need to be reimbursed and $1, 250, 000 would be paid for permitting access to Stan Lee.  Based on the guidance from the FASB ASC 605-10-25-1-a (revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues), this $1,950,000 ($700,000 and $1,250,000) is considered revenue during 2010.  However, to avoid confusion we would propose that our future filings be modified to more fully describe the revenue recognition from the Silver Creek transaction, as follows:

“As a creator of intellectual property, the majority of the Company’s business is derived from contracts with third parties providing for the development and use of intellectual property developed by the Company.

Securities and Exchange Commission
February 15, 2011

During the year, the Company recognized revenue from three sources:  personal appearances, animated television and comic books royalties. In accounting for these contracts, the Company recognizes revenue when services have been rendered or when contractual parameters have been satisfied and are measureable.

For the fiscal year ended December 31, 2009, the Company received $550,000 from Silver Creek Pictures, Inc. “SCP”, an affiliate of Disney.  The Company recorded the full $550,000 as advances payable pursuant to the contractual clause in which the advances “shall be fully recoupable by SCP from any fixed and contingent compensation related to future developments, including box office bonuses and merchandising royalties.”  The Company has not met the performance measurement of the revenue and accordingly has not recorded the payments as revenue.

As of December 18, 2009, the Silver Creek contract was amended.  Effective January 1, 2010, in addition to the $550,000 per annum of recoupable advance it will also include $1.25 million per annum in nonrecoupable artist consulting fees for providing access to Stan Lee, our Chief Creative Officer, and $700,000 per annum in a nonrecoupable accountable overhead allowance.  The contract was extended for a five year term.

Beginning in 2010, the Company will record the consulting fees of $1.25 million and $700,000 as revenue based on the guidance from the FASB ASC 605-10-25-1-a: revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.  The Company will continue to record the $550,000 per annum as advances payable pursuant to contractual obligations of future payments.”

We believe that the description of the Silver Creek transaction contained on page 18 of Amendment No. 1 under the heading “Cash Requirements”, together with the reference on page 20 under the heading “Nine Months Ended September 30, 2010 and 2009” to “Cash Requirements” alerts the reader as to how the revenue is recognized and that while making the above quoted change to future financial statements may assist the reader it is not necessary to amend the financials before the Form 10-K is filed.

10. Life Insurance Proceeds, page 11

5.
The Company purchased two $5 million key-man policies on Stan Lee during January 2007 and April 2007. In each case, the policy premiums were financed for two years. After the two-year period, the Company had the option to repay the loan and accrued premium and own the policies outright or sell the policies in the secondary insurance market after deducting from the proceeds of such sale accrued the premiums.  During August 2009, the Company elected to sell the policies in the secondary insurance market.  The market value of the policies was $1,779,975and $1,475,000 million, respectively.  After the premiums and related finance charges of $1,343,750 and $1,090,714, respectively, were paid, the Company received $436,225 and $384,286, respectively, or a total of $820,511 for the combined two policies.  We believe this more fulsome description explains how the $820,511 gain was determined, but that no Amendment to the Form 10 is necessary since it was a non-recurring item and the Company no longer owns any policies on Mr. Lee.

Securities and Exchange Commission
February 15, 2011

Other

6.
Rule 8-08 of Regulation S-X appears to require financial statements for periods after September 30, 2010 if we are required to file a further Amendment to the Form 10.  We would respectfully suggest that such a filing is unnecessary in light of our responses above and the fact that our Form 10-K containing audited year-end 2010 financials is due to be filed on or before March 31, 2011.

Once again, the Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

Gill Champion, President and Chief Executive Officer

cc:	J. Nolan McWilliams
Heather Clark
Jean Yu